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                           June 22, 2020

       Glenn H. Schiffman
       Executive Vice President and Chief Financial Officer
       IAC Holdings, Inc.
       555 West 18th Street
       New York, New York 10011

                                                        Re: IAC Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 16, 2020
                                                            File No. 333-239204

       Dear Mr. Schiffman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jenna E. Levine